Issuer Free Writing Prospectus, dated August 9, 2017

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated August 9, 2017

Registration No. 333-207757

McCormick & Company, Incorporated

Pricing Term Sheet

$750,000,000 2.700% Notes due 2022 (“2022 Notes”)

$700,000,000 3.150% Notes due 2024 (“2024 Notes”)

$750,000,000 3.400% Notes due 2027 (“2027 Notes”)

$300,000,000 4.200% Notes due 2047 (“2047 Notes”)

This pricing term sheet (the “Pricing Term Sheet”) relates only to the securities described below and should be read together with McCormick & Company, Incorporated’s preliminary prospectus supplement dated August 9, 2017 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated August 7, 2017 and the documents incorporated by reference therein. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information contained in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	McCormick & Company, Incorporated

Ratings (Moody’s / S&P)*:	Baa2 / BBB

Principal Amount:	2022 Notes: $750,000,000 2024 Notes: $700,000,000 2027 Notes: $750,000,000 2047 Notes: $300,000,000

Type:	SEC Registered, Registration No. 333-207757

Trade Date:	August 9, 2017

Settlement Date:	August 11, 2017 (T+2)

Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing on February 15, 2018 and ending on the Maturity Date

Maturity Date:	2022 Notes: August 15, 2022 2024 Notes: August 15, 2024 2027 Notes: August 15, 2027 2047 Notes: August 15, 2047

Benchmark Treasury:	2022 Notes: 1.875% due July 31, 2022 2024 Notes: 2.125% due July 31, 2024 2027 Notes: 2.375% due May 15, 2027 2047 Notes: 3.000% due February 15, 2047

Benchmark Treasury Price / Yield:	2022 Notes: 100-11 / 1.802% 2024 Notes: 100-13+ / 2.060% 2027 Notes: 101-05+ / 2.241% 2047 Notes: 103-16+ / 2.824%

Spread to Benchmark Treasury:	2022 Notes: + 90 basis points 2024 Notes: + 110 basis points 2027 Notes: + 120 basis points 2047 Notes: + 140 basis points

Yield to Maturity:	2022 Notes: 2.702% 2024 Notes: 3.160% 2027 Notes: 3.441% 2047 Notes: 4.224%

Coupon (Interest Rate):	2022 Notes: 2.700% 2024 Notes: 3.150% 2027 Notes: 3.400% 2047 Notes: 4.200%

Price to Public:	2022 Notes: 99.990% 2024 Notes: 99.937% 2027 Notes: 99.655% 2047 Notes: 99.593%

Redemption:

Optional Redemption

Prior to July 15, 2022 (one month prior to their maturity date) in the case of the 2022 Notes, June 15, 2024 (two months prior to their maturity date) in the case of the 2024 Notes, May 15, 2027 (three months prior to their maturity date) in the case of the 2027 Notes, and February 15, 2047 (six months prior to their maturity date) in the case of the 2047 Notes, the notes will be redeemable at the Issuer’s option, at any time in whole or from time to time in part, at a redemption price equal to the greater of:

(1)    100% of the principal amount of the notes to be redeemed and

(2)    the sum of the present values of the remaining scheduled payments of principal and interest thereon to the applicable Par Call Date, as defined below, (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points in the case of the 2022 Notes, 20 basis points in the case of the 2024 Notes, 20 basis points in the case of the 2027 Notes, and 25 basis points in the case of the 2047 Notes, plus in either case accrued and unpaid interest thereon to the date of redemption.

On or after July 15, 2022 (one month prior to their maturity date) in the case of the 2022 Notes, June 15, 2024 (two months prior to their maturity date) in the case of the 2024 Notes, May 15, 2027 (three months prior to their maturity date) in the case of the 2027 Notes and February 15, 2047 (six months prior to their maturity date) in the case of the 2047 Notes (the applicable “Par Call Date”), the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date.

Special Mandatory Redemption

If the closing of the Acquisition has not occurred on or prior to (i) April 18, 2018, or (ii) if, prior to such date, the Acquisition Agreement is terminated, the Issuer will be obligated to redeem all of the notes on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date.

Special Optional Redemption

The notes may also be redeemed at the Issuer’s option, in whole but not in part, at any time before April 18, 2018, at a redemption price equal to 101% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest on the aggregate principal amount of the notes being redeemed to, but excluding, the date of such redemption, if the Issuer determines, in its judgment, the Acquisition will not be consummated on or before April 18, 2018.

CUSIP / ISIN:	2022 Notes: 579780AL1 / US579780AL12 2024 Notes: 579780AM9 / US579780AM94 2027 Notes: 579780AN7 / US579780AN77 2047 Notes: 579780AP2 / US579780AP26

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Credit Suisse Securities (USA) LLC

SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
U.S. Bancorp Investments, Inc.

Co-Managers (except with respect to the 2047 Notes):	Citigroup Global Markets Inc. Citizens Capital Markets, Inc. HSBC Securities (USA) Inc. ING Financial Markets LLC Mizuho Securities USA LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the expected security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC can arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, or e-mailing dg.prospectus_requests@baml.com, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786 or STRHdocs@SunTrust.com or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.